December 2012 Pricing Sheet dated December 31, 2012 relating to Preliminary Pricing Supplement No. 506 dated December 31, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
Equity-Linked Partial Principal at Risk Securities due January 2, 2018
Based on the Performance of a Weighted Basket of Five International Exchange-Traded Funds
PRICING TERMS – DECEMBER 31, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Aggregate principal amount:	$5,000,000
Pricing date:	December 31, 2012
Original issue date:	January 4, 2013 (3 business days after the pricing date)
Maturity date:	January 2, 2018
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial share price	Multiplier
	Shares of the Vanguard MSCI Europe ETF (the “VGK Shares”)	VGK	40%	$48.84	0.081900082
	Shares of the iShares® MSCI Japan Index Fund (the “EWJ Shares”)	EWJ	20%	$9.75	0.205128205
	Shares of the iShares® FTSE China 25 Index Fund (the “FXI Shares”)	FXI	20%	$40.48	0.049407115
	Shares of the iShares® MSCI Brazil Index Fund (the “EWZ Shares”)	EWZ	10%	$56.06	0.017838031
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	10%	$44.35	0.022547914
	*Bloomberg ticker symbols are being provided for reference purposes only.
Payment at maturity:
The payment at maturity per $10 stated principal amount will equal:
●      If the final basket value is greater than the initial basket value: $10 + supplemental redemption amount, subject to the maximum payment at maturity
●      If the final basket value is less than or equal to the initial basket value: $10 × (final basket value / initial basket value), subject to the minimum payment at maturity
This amount will be less than the stated principal amount of $10 per security by an amount that is proportionate to the percentage depreciation of the basket.  However, under no circumstances will the payment due at maturity be less than the minimum payment at maturity of $9 per security, or 90% of the stated principal amount.

Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate
Participation rate:	100%
Basket percent change:	(final basket value – initial basket value) / initial basket value
Determination date:	December 27, 2017, subject to adjustment for non-trading days and certain market disruption events
Minimum payment at maturity:	$9 per security (90% of the stated principal amount)
Maximum payment at maturity:	$15.35 per security (153.5% of the stated principal amount)
Initial share price:	For each basket component, the share closing price for such basket component on the pricing date, as specified under “Basket—Initial share price” above.
Final share price:
For each basket component, the share closing price for such basket component on the determination date times the adjustment factor for such basket component on such date, subject to adjustment for non-trading days and certain market disruption events

Adjustment factor:	For each of the basket components, initially 1.0, subject to adjustment for certain events affecting the VGK Shares, the EWJ Shares, the FXI Shares, the EWZ Shares or the EEM Shares, as applicable.
Initial basket value:	10, which is equal to the sum of the products of (i) the initial share price of each basket component and (ii) the multiplier for such basket component on the pricing date
Final basket value:	The sum of the products of (i) the final share price of each basket component on the determination date and (ii) the multiplier for such basket component on the determination date
Multiplier:
The fractional value assigned to each basket component as specified under “Basket—Multiplier” above, so that each basket component represents its applicable weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.

CUSIP / ISIN:	61761M201 / US61761M2017
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	$10	$0.30	$9.70
Total	$5,000,000	$150,000	$4,850,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, please see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 506 dated December 31, 2012        Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011          Prospectus dated November 21, 2011
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.